UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38587

Aurora Mobile Limited

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Aurora Mobile Announces Change to American Depositary Share Ratio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA MOBILE LIMITED

By :	/s/ Shan-Nen Bong
Name :	Shan-Nen Bong
Title :	Chief Financial Officer

Date: December 6, 2023